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                             July 25, 2023

       Tran B. Nguyen
       Chief Financial Officer
       Prothena Corporation plc
       77 Sir John Rogerson   s Quay, Block C
       Grand Canal Docklands, Dublin 2, D02 VK60
       Ireland

                                                        Re: Prothena
Corporation plc
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2023
                                                            Filed May 4, 2023
                                                            File No. 001-35676

       Dear Tran B. Nguyen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 31, 2023

       General

   1. We note your inclusion of a risk factor discussing risks related to hypothetical data breaches and other
cybersecurity incidents. We also note that this risk factor has not been updated to discuss the
data breach you suffered from December 20, 2021 to April 22,
                                                        2022 wherein an
employee email was temporarily accessed by a third-party without authorization. Please
provide your analysis supporting the conclusion that this
                                                        incident did not
warrant disclosure or the updating of your hypothetical cybersecurity risk factor. Please also
tell us about any ongoing processes by which you are evaluating whether disclosure of
cybersecurity incidents is warranted under the federal securities laws.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Tran B. Nguyen
Prothena Corporation plc
July 25, 2023
Page 2

action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.



FirstName LastNameTran B. Nguyen                        Sincerely,
Comapany NameProthena Corporation plc
                                                        Division of Corporation
Finance
July 25, 2023 Page 2                                    Office of Life Sciences
FirstName LastName